EXHIBIT 21.1

Questcor Pharmaceuticals, Inc.
List of Subsidiaries

1.	BioVectra, Inc., a corporation governed by the laws of Prince Edward Island, Canada.

2.	Questcor International Limited, an Irish private limited company.

3.	Questcor Operations Limited, an Irish private limited company.